Exhibit 1

The Board of Directors of Biora AB (publ)	6 April 2003

Dear Sirs,

Agreement in relation to Proposed Public Offer

As a consequence of the discussions and negotiations initiated regarding the proposed public offer by Straumann Holding AG or its designated subsidiary (“Straumann”) to acquire all shares and other financial instruments in Biora AB (publ) (the “Offer”), Straumann intends to make the Offer upon the execution of this Agreement in return for Biora’s undertaking to facilitate and support the Offer. For the purposes hereof, “Biora” shall mean Biora AB (publ), reg. no. 556289-8998, jointly with its subsidiaries and other affiliates.

1	Obligation to Launch the Offer

1.1	The Offer shall be made on the terms and conditions set out in the draft press release, Exhibit 1, and subject to the terms of this Agreement.

1.2	Upon executing this Agreement, Straumann undertakes to immediately launch the Offer. Prior to the press release launching the Offer, the following conditions shall have been satisfied:

1.2.1	The Board of Directors of Biora shall have approved the Offer and agreed to recommend the Offer to its shareholders, and such recommendation shall be referred to in the press release launching the Offer;

1.2.2	The 6th AP Fund and Skytrack Investments N.V. shall have entered into undertakings to tender their shares in the Offer in the form satisfactory to Straumann;

1.2.3	The Board of Directors of Straumann shall have approved the Offer.

In addition, the parties to this Agreement hereby provide the following assurances:

1.2.4	The Board of Directors of Biora will use commercially reasonable efforts to fulfil its commitments set out herein;

1.2.5	Straumann undertakes to comply with the provisions of the Swedish Takeover Code (“Rekommendation rörande offentliga erbjudanden om aktieförvärv”, NBK 2003) in regards to the Offer;

1.2.6	The Biora annual report for 2002 will have been signed and approved by the Board of Directors of Biora prior to the launch of the Offer;

1.2.7	Biora confirms that the transaction specific costs associated with this transaction (including without limitation advisers’ fees, transaction bonuses to management, social charges, fairness opinion fees, etc) to be paid by Biora are not expected to exceed SEK 9 million.

2	Exclusivity and No-frustration

By executing this Agreement, Biora undertakes, subject to the Board of Directors of Biora’s duties under applicable law (including the Directors’ fiduciary duties), regulations and sound stock market practice:

2.1	to refrain from directly or indirectly entering into discussions, negotiations or arrangements for the merger or sale of any financial instruments in Biora, or any substantial part of the business or any material asset of Biora, to any person or entity other than Straumann, and to refrain from soliciting any person or entity other than Straumann to make an offer for any financial instruments in Biora;

2.2	to take all proper steps to ensure that none of Biora’s officers will, directly or indirectly, undertake any of the actions set out in Section 2.1 above;

2.3	to ensure that all and any negotiations with any person or entity other than Straumann regarding any transaction set out in Section 2.1 or the like will be suspended during the term of this Agreement;

2.4	to give all reasonable assistance to Straumann in relation to its due diligence exercise and other investigations of Biora and in relation to all filings following the Offer; and

2.5	to neither directly nor indirectly take or allow to be taken any action or make any statement that could prejudice or frustrate the Offer.

2.6	Notwithstanding Sections 2.1 to 2.5, Biora and its Board of Directors shall be permitted, in response to any superior company takeover proposal which was not solicited by Biora and which did not otherwise result from a breach of Sections 2.1 to 2.3 and 2.5, to participate in negotiations regarding such proposal, if the Biora Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to Biora shareholders under applicable law.

3	Confidentiality and No Announcement

3.1	The parties undertake not to use or disclose any “Confidential Information” (as defined in Section 3.2 below) in any way or form and at any time prior to successful completion of the Offer to any person or entity, other than their directors, professional advisors, bankers and other persons whose duties in relation to the Offer requires such disclosure to be made and, with respect to external advisors, who are bound by confidentiality agreements or professional confidentiality, in the absence of the other party’s prior written consent, except as may be required by applicable law, regulations and sound stock market practice, in which case the content of the disclosure shall to the extent possible be discussed with the other party prior to disclosure, such disclosure to be made on a confidential basis to the extent possible.

3.2	For the purposes of this Agreement the expression “Confidential Information” shall mean all information, whether technical or commercial or of any other kind, relating to the business of the relevant party or of its clients and/or customers and suppliers that is confidential to the relevant party, of which the other party shall have obtained knowledge during the course of or in connection with the Offer. Confidential Information shall, however, not include:

3.2.1	information of whatsoever kind and in whatsoever media which the other party has acquired otherwise than during the course of or as a consequence of the Offer and the negotiations therefore, other than information obtained as a result of a breach of this Agreement;

3.2.2	any information in the public domain (not being in the public domain due to a breach of this Agreement) at the time of the use or disclosure to any third party; or

3.2.3	information already in the possession of the other party prior to disclosure by Biora or Straumann, or by any of their shareholders, directors, employees or professional advisors, not being in the possession of the other party as a result of breach of this Agreement.

3.3	Biora further undertakes to procure that no announcement or other disclosure regarding this Agreement or the discussions and negotiations relating to the Offer will be made by the Biora or any of its employees, consultants, agents or advisors without Straumann’s prior consent in writing, except as may be required by applicable law, regulations and sound stock market practice, in which case the content of the announcement or disclosure to the extent possible shall be discussed with Straumann prior to disclosure, such announcement or disclosure to be made on a confidential basis to the extent possible.

4	Insider Information

It is noted that, both Straumann and Biora being publicly traded companies, the discussions and negotiations related to the Offer and any information resulting therefrom may constitute insider information under applicable legislation.

5	Severability

If any part hereof should be held invalid or unenforceable, the parties shall agree upon any necessary and reasonable adjustment hereof in order to secure the vital interests of the parties and the prevailing of the main objectives at the time of execution hereof.

6	Duration

This Agreement shall remain in force until the successful completion of the Offer, or until Straumann has terminated or withdrawn the Offer. However, in the latter case Section 3 shall remain in force for a period of two (2) years after the termination of this Agreement.

7	Disputes

7.1	This Agreement shall be construed in accordance with and governed by the laws of Sweden.

7.2	Any dispute, controversy or claim arising out of or in connection with these undertakings and agreements, or the breach, termination or invalidity thereof shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm. The language of the arbitration procedure shall be English.

Please accept this Agreement by executing and returning one copy of the Agreement.

Yours sincerely,

STRAUMANN HOLDING AG

/s/ Gilbert Achermann

Agreed and accepted:

Ripagården 6/4 - 03

Place and date

Biora AB (publ)

/s/ Per Wahlström